May 9, 2012

VIA EDGAR

Mr. Mark P. Shuman

Branch Chief - Legal

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

RE:	SRA International, Inc.

Registration Statement on Form S-4

Filed March 30, 2012

File No. 333-180490

Dear Mr. Shuman,

On behalf of SRA International, Inc. (the “Company”), we have reviewed your letter dated April 30, 2012. For reference purposes, the text of each comment has been reproduced herein with the response below. On May 4, 2012, the Company received further direction related to comment 4 from Mr. Joel Levine, Associate Chief Accountant, Division of Corporation Finance. Accordingly, the Company will revise its discontinued operations disclosure in Amendment No. 1 to the Registration Statement on Form S-4 (“Amendment No. 1”).

Registration Statement on Form S-4

General

1.	We note that this Form S-4 is not filed under the EDGAR accounts of the subsidiary guarantor co-registrants identified in your registration statement. When you amend your filing, please ensure that the filing appears in the EDGAR account for each co-registrant.

Response:

Upon the filing of Amendment No. 1, the Company will ensure that the filing appears in the EDGAR account of each co-registrant.

Letter to Mr. Mark P. Shuman

United States Securities and Exchange Commission

May 9, 2012

2.	We note that you are registering the new notes in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action letter (April 13, 1988). See also Morgan Stanley & Co., Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters, and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

Response:

We confirm that we are registering the exchange offer in reliance of the Staff’s position contained in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988), Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993), and hereby make the representations set forth below:

The Company has not entered into any arrangement or understanding with any person to distribute the securities to be received in the exchange offer and to the best of the Company’s information and belief, each person participating in the exchange offer is acquiring the securities in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the securities to be received in the exchange offer. In this regard, the Company will make each person participating in the exchange offer aware (through the exchange offer prospectus or otherwise) that if the exchange offer is being registered for the purpose of secondary resales, any security holder using the exchange offer to participate in a distribution of the securities to be acquired in the registered exchange offer (1) could not rely on the Staff position enunciated in Exxon Capital Holdings Corporation (avail. April 13, 1989) or similar letters and (2) must comply with registration and prospectus delivery requirements of the Securities Act of 1933 in connection with a secondary resale transaction. The Company acknowledges that such a secondary resale transaction should be covered by an effective registration statement containing the selling security holder information required by Item 507 of Regulation S–K.

A broker-dealer may participate in the exchange offer with respect to the private notes acquired for its own account as a result of market-making activities or other trading activities, provided that: (1) in connection with any resales of exchange notes received in exchange for such private notes, the broker-dealer delivers a prospectus meeting the requirements of the Securities Act, which may be the prospectus for the exchange offer so long as it contains a plan of distribution with respect to such resale transactions (such plan of distribution need not name the broker-dealer or disclose the amount of exchange notes held by the broker-dealer); and (2) the broker-dealer has not entered into any arrangement or understanding with the issuer or an affiliate of the issuer to distribute the exchange notes.

Letter to Mr. Mark P. Shuman

United States Securities and Exchange Commission

May 9, 2012

The Company (i) will make each person participating in the exchange offer aware (through the exchange offer prospectus) that any broker-dealer who holds private notes acquired for its own account as a result of market-making activities or other trading activities, and who receives exchange notes in exchange for such private notes pursuant to the exchange offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such exchange securities; and (ii) will include in the transmittal letter or similar documentation to be executed by an exchange offeree in order to participate in the exchange offer the following additional provision: if the exchange offeree is a broker-dealer holding private notes acquired for its own account as a result of market-making activities or other trading activities, an acknowledgment that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of exchange notes received in respect of such private notes pursuant to the exchange offer.

Prospectus Cover Page

3.	You indicate that the exchange offer will end at 5:00 p.m., New York City time on a yet-to-be-determined date, unless extended. As such, the offer could be open for less than 20 full business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what ultimately may be the twentieth business day following commencement. See Question and Answer Eight in Exchange Act Release No. 16623. We note your disclosure elsewhere that the offer will remain open for at least twenty business days. Please confirm that the offer will be open at least through midnight on the twentieth business day. See Exchange Act Rule 14d-1(g)(3).

Response:

The Company confirms that the offer will be open at least through midnight on the twentieth business day and will amend the disclosure on the cover page in Amendment No. 1.

Letter to Mr. Mark P. Shuman

United States Securities and Exchange Commission

May 9, 2012

Notes to Consolidated Financial Statements

6. Debt

Senior Notes Due 2019, page F-15

4.	Please tell us how you believe you have complied with the requirements of Rule 3-10 of Regulations S-X. We note your disclosure that each of the subsidiary guarantors, rather than the parent company (issuer), has no independent assets or operations. This fact pattern is not addressed in the instructions to Rule 3-10(f). If you believe you should not be required to present condensed consolidated financial information in the form described in rule 3-10(f), please provide us supplementally with the basis for that belief and the attendant facts and circumstances. Your description should include an explanation of the company’s structure, the nature of operations and assets of the parent company and of each of the guarantor subsidiaries, the existence and significance of non-guarantor subsidiaries, and information (e.g., guarantor status/assets and operations/disposals) with respect to the Era and GCD businesses that are not guarantors on the notes.

Response:

We believe the presentation of condensed consolidating financial information for our parent company, guarantor subsidiaries and non-guarantor subsidiaries in our footnotes, pursuant to Rule 3-10(f) of Regulation S-X, would not be meaningful to readers of our financial statements because there is no activity in the guarantor subsidiaries and the non-guarantor subsidiaries are separately presented as discontinued operations.

SRA’s non-guarantor subsidiaries, Era and Global Clinical Development (GCD), are discontinued operations which have been sold.  No other businesses or operations are included in discontinued operations. The balance sheet and results of operations of Era and GCD are separately disclosed as discontinued operations for all periods presented in the Company’s footnote related to discontinued operations.  In addition, in Amendment No. 1, the Company will disclose in its annual and interim financial statements the total cash flows from operating, investing and financing activities of Era and GCD in the footnote related to discontinued operations. We believe inclusion of condensed consolidating financial information, with a separate column for the non-guarantor subsidiaries, would not provide additional meaningful information to the readers of its financial statements as it would merely repeat the information included in the footnote referencing discontinued operations.

SRA’s continuing business operations are conducted through the parent company, SRA International Inc., the registrant and the issuer of the Senior Notes.  SRA has four guarantor subsidiaries.  These subsidiaries resulted from the acquisitions of Sentech, Inc., Constella Group LLC, Touchstone Consulting Group, Inc., and Platinum Solutions, Inc.  Following an acquisition, SRA integrates the assets, employees and operations of the acquired company into the parent company, effectively converting the acquired subsidiary into a shell company. The acquired subsidiary has no remaining employees or operations; the employees of the acquired subsidiary become employees of SRA. SRA then dissolves the acquired subsidiary except in circumstances where SRA is unable to do so for administrative reasons or complexities related to the novation or termination of the acquired companies’ long-term federal government customer contracts. SRA has made 14 acquisitions since 2002 and has dissolved almost all of the subsidiaries acquired. The remaining four guarantor subsidiaries will be dissolved as soon as administratively feasible or when the few remaining contracts have expired or have been novated to the parent company.

Letter to Mr. Mark P. Shuman

United States Securities and Exchange Commission

May 9, 2012

Although the four guarantor subsidiaries noted above have no employees or operations, the lenders required them to be guarantors. This is a customary requirement as it affords the lenders with protection in the unlikely event that SRA chooses to reorganize and utilize these subsidiaries in the future.

Because the guarantor subsidiaries have no assets, operations or employees, the separate column for guarantor subsidiaries in the condensed consolidating financial information would have zero balances. The separate parent company column would be identical to the consolidated financial statements excluding discontinued operations, and therefore, would not provide additional meaningful information to the readers of our financial statements. For this reason SRA disclosed that there are no independent assets or operations in any of the guarantor subsidiaries, similar to the disclosure provided for in Rule 3-10(f) when the parent company has no independent assets or operations.  We believe that the presentation in the financial statements is a true, accurate and a fair representation of SRA’s financial position, results of operations and cash flows. Further, we believe that its financial statements appropriately disclose the assets, liabilities and results for the guarantors and non-guarantors of SRA’s debt.

* * * * * * * * * * * * * * *

The Company respectfully believes that the above responds fully to the comments of the Staff. Accordingly, the Company intends to request effectiveness of the Registration Statement contemporaneously with the Staff’s completion of its review.

In connection with these responses, the Company acknowledges that:

▪	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

▪	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

▪	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Letter to Mr. Mark P. Shuman

United States Securities and Exchange Commission

May 9, 2012

Should the Staff have any comments of the contents of this letter, please contact the undersigned at 703-803-1752.

Sincerely,

SRA INTERNATIONAL, INC.

By:     /s/ Richard J. Nadeau

Name: Richard J. Nadeau

Title:   Chief Financial Officer